EXHIBIT 99.1

Internet Gold-Golden Lines Ltd. (the “Company”) advises that the 2014 Annual General Meeting of the Company (the “Meeting”) was held on August 11, 2014 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were passed at the Meeting:

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To reelect four directors, to hold office until our next annual general meeting of shareholders (Mr. Shaul Elovitch, Mr. Felix Cohen, Ms. Anat Winner and Mr. Yossef Elovitch). Ms. Winner terms of service were approved.

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To elect two new external directors (as such term is defined in the Israeli Companies Law), to hold office for three years commencing from August 11, 2014, and to approve their terms of service (Mr. Dudi Ezra and Ms. Shoshana Shidlo).

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To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our Board of and our Audit Committee (under their authority in accordance with the in the Israeli Companies Law), the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

▪	In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 were reviewed and discussed at the Meeting.